

March 8, 2013

Via Email
Mr. Michael J. Pung
Executive Vice President and Chief Financial Officer
Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, Minnesota 55402-3232

> **Re:** **Fair Isaac Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed November 16, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 7, 2013**
> **File No. 001-11689**

Dear Mr. Pung:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 22

Short-Term Cash Incentives, page 28

1. Please disclose the applicable participant performance factor for each NEO, including the factors considered by the board of directors and CEO, as applicable, in determining each NEO's participant performance factor with a view to describing to investors how you arrive at the amounts paid to NEOs pursuant to your short term cash incentive program. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(vii) of Regulation S-K.

<u>Executive Officer Letter Agreement – William Lansing, page 38</u>

2. In your response letter dated May 27, 2010, we note your response to comment 9 in our letter dated April 29, 2010, in which you indicated that in future filings you would briefly explain defined terms rather than refer the reader to the letter agreements that contain the defined terms. However, it appears that on pages 38-41, you continue to refer readers to various letter agreements rather than explain defined terms, such as "Cause" and "Good Reason." Please revise your disclosure to comply with our previous comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director